As filed with the Securities and Exchange Commission on October ___, 1996
                                                   Commission File No. 33-1475C
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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                         POST EFFECTIVE AMENDMENT NO. 1
                                  (WITHDRAWAL)
                                   TO FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933


                               LAMCOR INCORPORATED
             (Exact name of registrant as specified in its charter)


            Minnesota                                       41-1478017
   (State or other jurisdiction                (IRS Employer Identification No.)
of Incorporation or Organization)


               Highway 169 North, P.O. Box 70, Le Sueur, MN 56058
               (Address of principal executive office) (Zip Code)

                  Registrant's telephone number: (612) 332-1997


                                    Copy to:
                                 Charles Clayton
                                  527 Marquette
                          Minneapolis, Minnesota 55402
                                 (612) 338-3738


         The registrant withdraws its Registration under Form S-3, under which no securities have been issued by the registrant. After this Registration Statement was declared effective by the Commission, the registrant received a proposal from a third party for the merger and acquisition of the registrant, subject to certain conditions, including the termination of the offering of securities under this Registration Statement. The registrant has elected to pursue that proposal and terminate the offering, and has returned to the subscribers all monies paid, with interest.



                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bloomington, State of Minnesota, on this 9th day of October, 1996.


                                        LAMCOR INCORPORATED


Date: 10/9/96                           By: /s/ Leo Lund
                                        ---------------------------------------
                                        Leo Lund
                                        Chairman of the Board of Directors


Date: 10/7/96                           /s/ Toby Jensen
                                        ---------------------------------------
                                        Toby Jensen, President


Date: 10/9/96                           /s/ David Stewart
                                        ---------------------------------------
                                        David Stewart, Director


Date: 10/10/96                          /s/ Sue Jones
                                        ---------------------------------------
                                        Sue Jones, Director


Date: 10/9/96                           /s/ Christopher Elliott
                                        ---------------------------------------
                                        Christopher Elliott, Director